Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Prudential Investment Portfolios 12:

We consent to the use of our reports, dated May 21, 2020 with respect to the financial statements and financial highlights of PGIM QMA Large-Cap Core Equity PLUS Fund, PGIM QMA Long-Short Equity Fund, PGIM Short Duration Muni Fund (formerly PGIM Short Duration Muni High Income Fund), and PGIM US Real Estate Fund, each a series of Prudential Investment Portfolios12, as of March 31, 2020, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

May 26, 2021